UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934

	(Amendment No. One)*

	SERENPET INC.
	(Name of Issuer)

	COMMON SHARES
	(Title of Class of Securities)

	81750M103
	(CUSIP Number)

	HAROLD P. HANDS, EXECUTIVE VICE PRESIDENT, LEGAL
	MACKENZIE FINANCIAL CORPORATION, 150 BLOOR STREET WEST, SUITE M111,
	TORONTO, ONTARIO  M5S 3B5 (416) 922-5322
	(Name, Address and Telephone Number of Person Authorized to Receive Notices
	and Communications)

	November 7, 1996
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ X ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81750M103	13D	 Page 2 of 4



	1.	NAME OF REPORTING PERSON
		S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
		Industrial Mortgage Securities Fund, by its Investment Advisor, Mackenzie Financial Corporation

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [   ]
												(b) [ x ]

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS
		Internal, Investment Company Assets

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
		PURSUANT TO ITEMS 2(d) or 2(E)	[   ]

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Toronto, Ontario, Canada

		NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	7.	SOLE VOTING POWER
		1,441,700 Shares (through investment advisor, Mackenzie Financial Corporation

	8.	SHARED VOTING POWER
		NIL

	9.	SOLE DISPOSITIVE POWER
		1,441,700 Shares (through investment advisor, Mackenzie Financial Corporation

	10.	SHARED DISPOSITIVE POWER
		NIL

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		1,441,700 Shares

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
		SHARES. *	[   ]

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		6.5%

	14.	TYPE OF REPORTING PERSON *
		IC - Unregistered Investment Company (Canadian Mutual Fund Trust)

	Schedule 13D	Page 3 of 4

Item 1	Security and Issuer
		Common Shares
		Serenpet Inc.
		2300,421-7th Avenue S.W.
		Calgary, Alberta
		T2P 4K9

Item 2	IDENTITY AND BACKGROUND

Item 2(a)	Name
		Industrial Mortgage Securities Fund

Item 2(b)	Business Address
		150 Bloor Street West, Suite M111
		Toronto, Ontario, Canada   M5S 3B5

Item 2(c)	Principle Business
		Canadian Mutual Fund Trust

Item 2(d)	Criminal Convictions
		Nil

Item 2(e)	Civil Proceedings
		Nil

Item 2(f)	Citizenship
		N/A

Item 3	Source and Amount of Funds or Other Consideration
		Purchase price paid from internal source - net assets of Canadian mutual fund trust.

Item 4	Purpose of Transaction
		The purpose of the transactions reported on this Form Schedule 13D is investment.  The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and
  Exchange Act of 1934, as amended.

Item 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)	Aggregate Number and Percentage of Shares Beneficially Owned
		1,441,700 shares, 6.5%

	Schedule 13D	Page 4 of 4

Item 5(b)	Number of Shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	1,441,700 Shares
		through Investment Adviser, (Mackenzie Financial Corp.)
	(ii)	Shared power to vote or direct the vote:	NIL
	(iii)	Sole power to dispose or direct the disposition:	1,441,700 Shares
		through Investment Adviser, (Mackenzie Financial Corp.)
	(iv)	Shared power to dispose or direct the disposition:	NIL

Item 5(c)	Transactions
		(i)	Transaction effected by:		Industrial Mortgage Securities Fund
		(ii)	Date:						November 7, 1996
		(iii)	Amount:					226,400 Shares
		(iv)	Price per share:				$4.10
		(v)	Where and how transaction effected: Market Transaction

Item 5(d)	Other Interests
		Nil

Item 5(e)	Date on which reporting person ceased to be beneficial owner of more than 5%
		N/A

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer
		N/A

Item 7	Material to be Filed as Exhibits
		N/A





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





		Harold P. Hands
		Executive Vice President, Legal	November 22, 1996